COMMISSION FILE NO. 1-7615


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              APPLICATION FOR WITHDRAWAL FROM LISTING OF SECURITIES
                        PURSUANT TO SECTION 12(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                                KIRBY CORPORATION
             (Exact name of registrant as specified in its charter)


             Nevada                                        74-1884980
    (State of incorporation                            (I.R.S. Employer
        or organization)                              Identification No.)



          1775 St. James Place, Suite 300
                   Houston, Texas                               77056
(Address of principal executive offices)                     (Zip Code)


Securities to be withdrawn pursuant to Section 12(d) of the Act:


         Title of each class                  Name of each exchange on which
         to be so withdrawn                    each class is to be withdrawn
            Common Stock,                      American Stock Exchange, Inc.
      $0.10 par value per share



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         The $0.10 par value common stock of the  Registrant has been listed for trading on the American Stock Exchange, Inc. ("AMEX") and, pursuant to a Registration Statement on Form 8-A which became effective on or about October 4, 1996, the New York Stock Exchange, Inc. ("NYSE"). Trading in the Registrant's common stock on the NYSE commenced at the opening of business on October 15, 1996, and concurrently therewith such stock was suspended from trading on the AMEX.

         The Registrant has complied with Rule 18 of the AMEX by filing with the AMEX a certified copy of preambles and resolutions adopted by the Registrant's Board of Directors authorizing the withdrawal of its common stock from listing on the AMEX and by setting forth in detail to the AMEX the reason for such proposed withdrawal, and the facts in support thereof. In making the decision to withdraw its common stock from listing on the AMEX, the Registrant considered the direct and indirect costs and expenses attendant on maintaining the dual listing of its common stock on the NYSE and the AMEX. The Registrant does not see any particular advantage in the dual trading of its stock and believes that dual listing would fragment the market for its common stock. A certified copy of the preambles and resolutions adopted by Registrant's Board of Directors is set forth as Exhibit A to this Application.

         The AMEX has informed the Registrant that it has no objection to the withdrawal of the Registrant's common stock from listing on the AMEX. A copy of the letter dated September 24, 1996, from the AMEX to Registrant to that effect is set forth as Exhibit B to this application.

         This Application relates solely to the withdrawal from listing of the Registrant's common stock from the AMEX and shall have no effect upon the continued listing of such common stock on the NYSE.

         By reason of Section 12(b) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules and regulations of the Securities and Exchange Commission ("SEC") thereunder, the Registrant shall continue to be obligated to file reports under Section 13 of the Act with the SEC and the NYSE.



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                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.

                                                              KIRBY CORPORATION



                                            By     /s/  G. Stephen Holcomb
                                                   G. Stephen Holcomb,
Dated: October 23, 1996                            Vice President and Controller



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                                INDEX TO EXHIBITS




    Exhibit                            Description

       A        Certified Resolution of Board of Directors of
                Registrant
       B "No Objection" Letter dated September 24, 1996, from the American Stock Exchange, Inc.



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